                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K


      [ X ]       ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999

OR

      [   ]       TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

For the transition period from ------------ to --------------.

                        Commission file number 0-20348.

      A. Full title of the plan and the address of the Plan, if different from that of the issuer named below:

             D & K Healthcare Resources, Inc. 401 (k) Profit Sharing Plan and Trust

      B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

             D & K Healthcare Resources, Inc.
             8000 Maryland Avenue, Suite 920
             St. Louis, MO 63105

                       D & K HEALTHCARE RESOURCES, INC.

                                   FORM 11-K


                             REQUIRED INFORMATION



      (a)    Financial Statements.  Filed as part of this Report on Form 11-K
             --------------------
are the financial statements and the schedules thereto of the D & K Healthcare Resources, Inc. 401 (k) Profit Sharing Plan and Trust as required by Form 11-K together with the report thereon of Arthur Andersen LLP, independent public accountants, dated June 28, 2000.

       2

      (b)    Exhibits.

             Exhibit 1 - Consent of Independent Public Accountants
             ---------

                       D & K HEALTHCARE RESOURCES, INC.

                                   FORM 11-K

                                  SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    D & K HEALTHCARE RESOURCES, INC. 401 (K)
                                    PROFIT SHARING PLAN AND TRUST


Date:  June 28, 2000                By:   /s/  Martin D. Wilson
                                    ----------------------------------------
                                    Martin D. Wilson, Trustee

                  D&K HEALTHCARE RESOURCES, INC.
                  401(K) PROFIT SHARING PLAN AND TRUST



                  Financial Statements and Schedules
                  As of December 31, 1999 and 1998

                  Together With Auditors' Report

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Trustee of the D&K Healthcare Resources, Inc.
401(k) Profit Sharing Plan and Trust:


We have audited the accompanying statements of net assets available for benefits of the D&K Healthcare Resources, Inc. 401(k) Profit Sharing Plan and Trust (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, reportable transactions and nonexempt transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The information presented in the schedule of assets held for investment purposes and schedule of reportable transactions does not disclose the historical cost of certain investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



ARTHUR ANDERSEN LLP


St. Louis, Missouri,
   May 26, 2000


                        D&K HEALTHCARE RESOURCES, INC.
                        ------------------------------

                    401(k) PROFIT SHARING PLAN AND TRUST
                    ------------------------------------

              STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
              -----------------------------------------------

                         DECEMBER 31, 1999 AND 1998
                         --------------------------

                                               1999                 1998
                                           -----------          -----------
ASSETS:
   Investments, at fair value              $ 2,931,551          $ 2,188,970
                                           -----------          -----------

Receivables-
   Participant contributions                    36,754               58,135
   Employer contributions                       74,526               66,332
                                           -----------          -----------
      Total receivables                        111,280              124,467
                                           -----------          -----------
NET ASSETS AVAILABLE FOR BENEFITS          $ 3,042,831          $ 2,313,437
                                           ===========          ===========



        The accompanying notes are an integral part of these statements.

                        D&K HEALTHCARE RESOURCES, INC.
                        ------------------------------

                     401(k) PROFIT SHARING PLAN AND TRUST
                     ------------------------------------

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
          ---------------------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1999
                     ------------------------------------

ADDITIONS:
   Participant contributions                                    $   671,388
   Employer contributions                                            74,526
   Interest income                                                    3,356
   Net appreciation in the fair value of investments                402,908
                                                                -----------
      Total additions                                             1,152,178
                                                                -----------
DEDUCTIONS:
   Benefits paid to participants                                    421,683
   Administrative expenses                                            1,101
                                                                -----------

      Total deductions                                              422,784
                                                                -----------
      Change in net assets available for benefits                   729,394

NET ASSETS AVAILABLE FOR BENEFITS, December 31, 1998              2,313,437
                                                                -----------
NET ASSETS AVAILABLE FOR BENEFITS, December 31, 1999            $ 3,042,831
                                                                ===========



        The accompanying notes are an integral part of this statement.

                        D&K HEALTHCARE RESOURCES, INC.
                        ------------------------------

                     401(k) PROFIT SHARING PLAN AND TRUST
                     ------------------------------------

                 NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                 -------------------------------------------

                          DECEMBER 31, 1999 AND 1998
                          --------------------------


1.  DESCRIPTION OF THE PLAN:
    ------------------------

The following description of the D&K Healthcare Resources, Inc. 401(k) Profit Sharing Plan and Trust (the Plan) is provided for financial statement purposes only. Participants should refer to the Plan document for more complete information.

General
-------

The Plan is a defined contribution plan established by D&K Healthcare Resources, Inc. (D&K or the Company) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan was established January 1, 1995, to offer the employees of the Company a means of saving funds, on a pretax basis, for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Participation is voluntary.

Full-time employees are eligible to participate in the Plan upon reaching age 21 and completing 30 days of regular service.

The Plan is administered by executives of D&K, with additional administrative duties performed by Pension Associates of Wausau, Inc., a third-party plan administrator. The assets of the Plan are held in a trust by Nationwide Insurance Company (Nationwide).

Contributions
-------------

Plan participants may contribute up to 20% of their annual compensation, subject to certain limitations. Contributions may be made prior to federal and certain other income taxes pursuant to Section 401(k) of the IRC.

The Company contribution is discretionary and is currently equivalent to 25% of employees' contributions up to a maximum contribution based on 6% of eligible compensation and is invested in the D&K Common Stock Fund. In March 2000, the Company contribution to the Plan for 1999 was made in the form of 5,250 shares of D&K Healthcare Resources, Inc. common stock valued at $74,526.

Investments
-----------

Participants direct contributions into any of seven investment funds. Members may change their investment elections quarterly. A description of each investment fund is provided below:

     Dreyfus A Bonds Plus
     --------------------

     For investment of contributions in a fund which invests principally in debt obligations of corporations, the U.S. Government and its agencies and instrumentalities, and major U.S. banking institutions. At least 80% of the fund's portfolio is invested in bonds rated at least A by Moody's Investor Services, Inc. or Standard and Poor's Corporation. The fund seeks the maximum amount of current income to the extent consistent with the preservation of capital and maintenance of liquidity.

     Fidelity Asset Manager
     ----------------------
     For investment of contributions in a fund which diversifies across stocks, bonds and short-term and money market instruments, both in the United States and abroad. The fund has a neutral mix, which represents the way the fund's investments will generally be allocated over the long term. This mix will vary over short-term periods as fund management gradually adjusts the fund's holdings, within defined ranges, based on the current outlook for the different markets. Neutral mix: stocks 50% (can range from 30-70%), bonds 40% (can range from 20-60%), and short term/money market 10% (can range 0-50%). The fund seeks high total return with reduced risk over the long term.

     Neuberger & Berman Guardian Fund
     --------------------------------

     For investment of contributions in a fund that invests in stocks of established, high quality companies considered to be undervalued in comparison to stocks of similar companies. The fund seeks capital appreciation and current income.

     American Century:  Twentieth Century Ultra
     ------------------------------------------

     For investment of contributions in a fund that invests in the stocks of companies that demonstrate accelerating, sustainable earnings growth. The fund's management team evaluates companies based on earnings and revenue trends. The fund intends to remain fully invested in the stock market at all times. The fund seeks capital appreciation over time by investing primarily in the common stocks of medium- and large-sized companies that exhibit accelerating growth.

     Oppenheimer Global Fund A
     -------------------------

     For investment of contributions in a fund that invests in foreign and U.S. markets using a disciplined theme approach. The fund identifies key worldwide trends in order to focus on areas that the fund management believes offers some of the best opportunities for long-term growth.
     These trends fall into three categories of change: technological change, demographic/geopolitical change and changing resource need. The fund utilizes techniques such as hedging, borrowing money for investment in securities and short-term trading. The fund seeks capital appreciation and does not consider current income as an objective.

     Warburg Emerging Growth Fund
     ----------------------------

     For investment of contributions in a fund that invests in a portfolio of equity securities of domestic companies. The fund ordinarily will invest at least 65% of its total assets in common stocks or warrants of emerging growth companies that represent attractive opportunities for maximum capital appreciation. Emerging growth companies are small- or medium-sized companies that have passed their start-up phase and that show positive earnings and prospects of achieving significant profits and gains in a relatively short period of time. Emerging growth companies generally stand to benefit from new products or services, technological developments or changes in management and other factors and include smaller companies experiencing unusual developments affecting their market value. The Emerging Growth Fund seeks maximum capital appreciation.

     Virtuoso Guaranteed Interest Fund
     ---------------------------------

     For investment of contributions in a guaranteed return contract with a quarterly interest rate that is indexed to the Treasury Note yield. The interest earned in this contract can change quarterly if the yield on the Treasury Note index changes. The assets invested in this contract are a part of the general assets of Nationwide. In 1999, the return on this fund was 4.1%.

     D&K Common Stock Fund
     ---------------------

     Company contributions to this fund are invested in the common stock of D&K. The fund may have cash on hand to meet current needs. Accounts are valued as of the last day of the plan year. This fund is not an investment option for employee contributions.

Vesting
-------

Participants are always 100% vested in the value of their contributions and the earnings thereon. Vesting of company contributions and the earnings thereon is determined based on participants' years of vesting service. Vesting service is any calendar year in which a participant was credited with one thousand hours. The vesting schedule is as follows:

                                                                Percentage
     Years of Vesting Service                                     Vested
   ----------------------------                               --------------
               0-1                                                    0%
                2                                                    20%
                3                                                    40%
                4                                                    60%
                5                                                    80%
                6                                                   100%
 Death, disability or retirement                                    100%

Payments of Benefits
--------------------

Amounts in a participant's account and the vested portion of a participant's employer contributions are distributed upon retirement, death, disability or other termination of employment. Distributions from the D&K Common Stock Fund are made in cash. Forfeitures of the nonvested amounts are used to reduce company discretionary contributions.

Loans to Employees
------------------

Participants of the Plan may borrow funds from their accounts up to $50,000 or 50% of their vested balances, whichever is less. Loans are repayable through payroll deductions. The interest rate is determined by the prime rate on the day the loan is processed. At December 31, 1999, the range is 8.25-9.67%. The outstanding balance of loans to participants was $31,687 and $14,605 as of December 31, 1999 and 1998, respectively.

Plan Member Accounts
--------------------

Individual accounts are maintained for each plan participant to reflect the plan participant's share of the Plan's income, the Company's contribution and the plan participant's contribution.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
     -------------------------------------------

Definition of the Plan Year
---------------------------

The Plan year is a calendar year ending December 31.

Basis of Presentation
---------------------

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Administrative Expenses
-----------------------

The Company pays substantially all administrative expenses of the Plan.

Valuation of Investments
------------------------

Investments in mutual funds and D&K stock are valued using publicly stated quotes as of the close of business on the last day of the plan year. All investments of the Plan are listed at unit value, as determined by Nationwide. Unit value is calculated as the appreciation/depreciation of each mutual fund based on an original index of $1.00 per unit in relation to the net asset value per each fund's market listing.

The Plan's guaranteed interest fund is included in the financial statements at December 31, 1999, at contract value, which approximates market value as reported to the Plan by Nationwide. Contract value represents the deposits less withdrawals made under the contract plus interest earned through the end of the plan year. The guaranteed interest fund has an average yield approximating the guaranteed rate of return. The guaranteed interest fund has a quarterly interest guarantee which is based on the five-year U.S. Treasury Note yield. The interest earned in this fund can change quarterly if the yield on the five-year U.S. Treasury Note index changes. Interest is credited to each participant's account.

Newly Adopted Accounting Pronouncement
--------------------------------------

The Accounting Standards Executive Committee issued Statement of Position
(SOP) 99-3 Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters. This SOP eliminates the requirement for a defined contribution plan to disclose participant-directed investment funds, to disclose the total number of units and the net asset value per unit during the period and at the end of the period if the plan assigns units to participants, and to disclose benefit-responsive investment contracts by investment fund option. The SOP also requires a defined contribution plan to identify nonparticipant-directed investments that represent 5% or more of net assets available for benefits. The SOP was adopted for the 1999 financial statements. The 1998 financial statements have been reclassified accordingly.

3.  INVESTMENTS:
    ------------

The following presents investments that represent 5% or more of the Plan's net assets:

                                                        December 31
                                              --------------------------------
                                                   1999               1998
                                              ---------------     ------------
Fidelity Asset Manager                        $  318,526          $127,671
Neuberger & Berman Guardian Fund                 424,182           416,078
American Century:  Twentieth Century Ultra     1,090,832           662,138
Oppenheimer Global Fund                          513,683           344,893
D&K Common Stock Fund                            261,016<F*>       465,580<F*>

<F*>Nonparticipant-directed.

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                                Gains/
                                                               (Losses)
                                                               ---------
Mutual Funds                                                   $ 621,970
Common Stock                                                    (219,062)
                                                               ---------
                                                               $ 402,908
                                                               =========

4.  NONPARTICIPANT-DIRECTED INVESTMENTS:
    ------------------------------------

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                        December 31
                                                 --------------------------
                                                   1999             1998
                                                 --------          --------
Net assets:
   Common stock                                  $335,840          $531,912

                                                        Year Ended
                                                       December 31,
                                                           1999
                                                       ------------
   Changes in net assets:
      Contributions                                     $  74,526
      Net depreciation                                   (219,062)
   Participation termination and
withdrawal payments                                       (51,536)
                                                        ---------
                                                        $(196,072)
                                                        =========

5.  TAX STATUS:
    -----------

The Plan has not obtained a determination letter from the IRS, however, the Plan administrator and the Plan's counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC and was tax exempt through the year ended December 31, 1999.

6.  DISTRIBUTION OF ASSETS UPON TERMINATION OF THE PLAN:
    ----------------------------------------------------

D&K reserves the right to terminate the Plan, in whole or in part, at any time. In the event of termination, all amounts credited to the participant accounts will become 100% vested. If the Plan is terminated at any time or contributions are completely discontinued and D&K determines that the Trust shall be terminated, all accounts shall be revalued as if the termination date were a valuation date and such accounts shall be distributed to participants. If the Plan is terminated or contributions completely discontinued but D&K determines that the Trust shall be continued pursuant to the terms of the trust agreement, no further contributions shall be made by participants or the Company, but the trust shall be administered as though the Plan were otherwise in effect.

7.  RECONCILIATION TO FORM 5500:
    ----------------------------

For the year ended December 31, 1999, the Plan had approximately $43,921 of pending distributions to participants who elected either a withdrawal or final payment of their benefits from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in accordance with generally accepted accounting principles.

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by D&K for the year ended December 31, 1999:

                                                                                   Participant
                                                                                   Termination
                                                                Benefits               and             Net Assets
                                                               Payable to          Withdrawal         Available for
                                                              Participants          Payments            Benefits
                                                              ------------         -----------        -------------
Per financial statements                                        $     --            $ 421,683          $ 3,042,831
Accrued benefit payments - December 31, 1999                      43,921               43,921             (43,921)
Accrued benefit payments - December 31, 1998                          --              (27,984)                  --
                                                                --------            ---------          -----------
   Per Form 5500                                                $ 43,921            $ 437,620          $ 2,998,910
                                                                ========            =========          ===========

8.  MERGER OF TYKON PLAN:
    ---------------------

The Tykon, Incorporated Simplified 401(k) Plan was established on December 12, 1995. Effective March 25, 1999, this plan was merged with the D&K Healthcare Resources, Inc. 401(k) Profit Sharing Plan. All participants were fully vested in the assets comprising their account balance prior to the merger.

9.  SUBSEQUENT EVENT:
    -----------------

Effective January 1, 2000, the Plan was amended. Participants will now be vested 25% after two years of service, 50% after three years, 75% after four years and 100% after five years of service. Participants will share in the Employer Match Contributions provided they were employed on the last day of the plan year quarter for which the matching contribution is made. Participants can also change the investment direction on the first day of each plan year quarter and May 1, 2000, and there will be three new investment options for the 2000 Plan Year. The employer match percentage increased to 50%, and the Plan will pay all administrative expenses.

                                                              SCHEDULE I




                        D&K HEALTHCARE RESOURCES, INC.
                        ------------------------------

                     401(k) PROFIT SHARING PLAN AND TRUST
                     ------------------------------------


    SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
    ---------------------------------------------------------------------

                              DECEMBER 31, 1999
                              -----------------
                                                                          Fair
                                                    Cost <Fa>             Value
                                                  -------------        ----------
Dreyfus A Bond Plus                               $        <Fa>        $   67,146

Fidelity Asset Manager                                     <Fa>           318,526

Neuberger & Berman Guardian                                <Fa>           424,182

Twentieth Century Ultra                                    <Fa>         1,090,832

Oppenheimer Global Fund A                                  <Fa>           513,683

Warburg Emerging Growth                                    <Fa>           139,758

Virtuoso Guaranteed Interest<F*>                           <Fa>            84,721

Participant loans, 8.25% to 9.67%                   31,687                 31,687

D&K Common Stock<F*>                               172,703                261,016
                                                                       ----------
                                                                       $2,931,551
                                                                       ==========


<Fa>  The Plan's record keeper does not provide historical cost information.

<F*>Also a party-in-interest.



        The accompanying notes are an integral part of this schedule.

                                                                                                       SCHEDULE II



                                             D&K HEALTHCARE RESOURCES, INC.
                                             ------------------------------

                                          401(k) PROFIT SHARING PLAN AND TRUST
                                          ------------------------------------


                             SCHEDULE H, ITEM 4j - SCHEDULE OF REPORTABLE TRANSACTIONS <Fa>
                             --------------------------------------------------------------

                                          FOR THE YEAR ENDED DECEMBER 31, 1999
                                          ------------------------------------
                                                     Purchases                            Sales
                                               -------------------      -----------------------------------------------
                                               No. of                   No. of                   Sales        Gain/
                                               Trans.       Cost        Trans.    Cost<Fb>       Price      (Loss)<Fb>
                                               ------     --------      ------    --------    --------      ----------
Neuberger & Berman Guardian                      20       $123,476        11        <Fb>      $126,559         <Fb>

Twentieth Century Ultra                          23        237,930        15        <Fb>       106,193         <Fb>


<Fa>  Represents transactions or a series of transactions in excess of 5% of the fair value of plan assets at the beginning of the year.

<Fb>  The Plan's record keeper does not provide historical cost information.




        The accompanying notes are an integral part of this schedule.

                                                                                 SCHEDULE III




                                             D&K HEALTHCARE RESOURCES, INC.
                                             ------------------------------

                                          401(k) PROFIT SHARING PLAN AND TRUST
                                          ------------------------------------


                                SCHEDULE H, ITEM 4d - SCHEDULE OF NONEXEMPT TRANSACTIONS
                                --------------------------------------------------------

                                          FOR THE YEAR ENDED DECEMBER 31, 1999
                                          ------------------------------------

                  Relationship to
                   Plan, Employer       Description of Transaction, Including                                       Interest
 Identity of          Or Other       Maturity Date, Rate of Interest, Collateral                       Amount       Incurred
Party Involved   Party-in-Interest            and Par or Maturity Value                                Loaned       on Loan
--------------   -----------------   -------------------------------------------                       ------       --------
 D&K Healthcare      Sponsor        Lending of monies from the Plan to the employer
 Resources, Inc.                    (contributions not timely remitted to the Plan),
                                    as follows:
                                       Deemed loan dated February 22, 1999, maturity
                                         February 24, 1999, with interest at 6.0% per annum            $39,133       $  19
                                       Deemed loan dated March 22, 1999, maturity May 6, 1999,
                                         with interest at 6.0% per annum                                34,513         187
                                       Deemed loan dated April 24, 1999, maturity May 6, 1999,
                                         with interest at 6.0% per annum                                33,916          56
                                       Deemed loan dated May 22, 1999, maturity June 14, 1999,
                                         with interest at 6.0% per annum                                26,886          80
                                       Deemed loan dated May 22, 1999, maturing June 16, 1999,
                                         with interest at 6.0% per annum                                18,876          62



                             The accompanying notes are an integral part of this schedule.

                                                                  EXHIBIT 1


                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation of our report dated May 26, 2000, included in this Form 11-K for the year ended December 31, 1999, into D&K Healthcare Resources, Inc.'s previously filed Registration Statement on Form S-8 (No. 333-24263).



ARTHUR ANDERSEN LLP



St. Louis, Missouri,
   June 28, 2000